Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 4, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that on May 4, 2016, the Board of Directors of Grupo Financiero Galicia S.A., in compliance with the decision made at the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2016, has decided to pay a cash dividend corresponding to the fiscal year that ended on December 31, 2015 in the amount of Ps. 150,000,000.00 to its shareholders of record as of May 19, 2016.

Please note that in accordance with the relevant regulations, the cash payment report will be timely filed.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com